Exhibit 99.14

FIFTH AMENDMENT TO THE

VITAL IMAGES, INC.

1997 DIRECTOR STOCK OPTION PLAN

The Vital Images, Inc. 1997 Director Stock Option Plan (the “Plan”) was adopted by the Board of Directors of Vital Images, Inc. (the “Company”) and approved by the sole shareholder of the Company in 1997, was amended in 1998 to increase the number of shares available for issuance to 105,000, was amended in 1999 to increase the number of shares available for issuance to 210,000, was amended in 2000 to increase the number of shares subject to options automatically granted to directors from 15,000 shares to 18,000 shares, was amended in 2002 to increase the number of shares available for issuance to 300,000, and is now in full force and effect.  This Amendment is adopted in order to amend the Plan with respect to the number of shares of capital stock which may be granted under the Plan.

A.                                   Amendment.  Section 4(a) of the Plan is hereby amended to read as follows:

(a)                                  Maximum Number of Shares Available.  Subject to adjustment as provided in Section 4(c) of the Plan, the maximum number of shares of Common Stock that will be available for issuance under the Plan will be 500,000 shares of Common Stock.

B.                                     Effective Date.  This Amendment shall be effective as of March 10, 2005 and shall be subject to the approval by the shareholders of the Company at the next Annual or Special Meeting of Shareholders.